                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                 SEC FILE NUMBER: 33-017168
                                                 CUSIP NUMBER: 311871-10-7

                           NOTIFICATION OF LATE FILING
                                  (Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q and Form 10-QSB [ ] Form N-SAR
For Period Ended: JANUARY 31, 1998

                [ ] Transition Report of Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:

  Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates

                                    N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                    FASTCOMM COMMUNICATIONS CORPORATION

Former Name If Applicable:                  N/A

Address of Principal Executive Office
(Street and Number):                        45472 HOLIDAY DRIVE

City, State and Zip Code:                   STERLING, VIRGINIA 20166


PART II - RULES 12B-15 (B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ x]      (a)           The reasons described in reasonable detail in Part III
                        of this form could not be eliminated
                        without unreasonable effort or expense;
[ x]      (b)           The subject annual report or semi-annual report,
                        transition report on Form 10-K or portion thereon will be filed on or before the fifteenth calendar day following the prescribed due date;

[ ]       (c)           The accountant's statement or other exhibit required by
                        Rule 12b-25(c) has been attached if applicable

PART III - NARRATIVE
State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period

The Form 10-Q could not be filed within the prescribed time frame as the registrant is awaiting material information concerning a motion to set aside the verdict in a lawsuit, which the registrant expects to receive on or before March 20, 1998; this information may effect the final reported loss attributable to this lawsuit.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

      Mark H.  Rafferty                    (703)                     318-7750
        (Name)                         (Area Code)               (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                       [ X ] Yes                       [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
                       [ X ] Yes                       [   ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a loss of $3.157 million for the quarter ended January 31, 1998, including a $1.288 million charge attributable to a litigation loss.

                       FASTCOMM COMMUNICATIONS CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     March 16, 1998                         By: /s/ Mark H.  Rafferty
       -------------------                           ---------------------
                                                       Mark H.  Rafferty
                                                    Chief Financial Officer